UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of April 2016

EXFO Inc.
(Translation of registrant's name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Condensed Unaudited Interim Consolidated Balance Sheets
Condensed Unaudited Interim Consolidated Statements of Earnings
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity
Condensed Unaudited Interim Consolidated Statements of Cash Flows
Notes to Condensed Unaudited Interim Consolidated Financial Statements
Management's Discussion and Analysis of Financial Condition and Results of Operations

On March 29, 2016, EXFO Inc., a Canadian corporation, reported its results of operations for the second fiscal quarter ended February 29, 2016. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations for the second fiscal quarter of the 2016 fiscal year. This press release and information relating to EXFO's financial condition and results of operations for the second fiscal quarter of the 2016 fiscal year are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Germain Lamonde Name: Germain Lamonde Title: President and Chief Executive Officer

Date: April 1, 2016

EXFO Reports Second-Quarter Results for Fiscal 2016

▪	Sales increase 5.1% year-over-year to US$53.6 million
▪	Bookings improve 9.2% year-over-year to US$59.7 million, book-to-bill ratio of 1.11
▪	Gross margin reaches 64.7%, highest level in four years
▪	Adjusted EBITDA totals US$5.3 million, 9.9% of sales

QUEBEC CITY, CANADA, March 29, 2016 — EXFO Inc. (NASDAQ: EXFO; TSX: EXF) reported today financial results for the second quarter ended February 29, 2016.

Sales reached US$53.6 million in the second quarter of fiscal 2016 compared to US$51.0 million in the second quarter of 2015 and US$55.2 million in the first quarter of 2016. At the halfway mark of fiscal 2016, sales increased 1.0% year-over-year to US$108.8 million.

Bookings attained US$59.7 million in the second quarter of fiscal 2016 compared to US$54.7 million in the same period last year and US$58.5 million in the first quarter of 2016. The company's book-to-bill ratio was 1.11 in the second quarter of 2016 and 1.09 at the halfway mark of 2016, leading to year-over-year bookings growth of 8.5% after two quarters.

Gross margin before depreciation and amortization* amounted to 64.7% of sales in the second quarter of fiscal 2016 compared to 61.7% in the second quarter of 2015 and 63.5% in the first quarter of 2016. After six months into fiscal 2016, gross margin accounted for 64.1% of sales compared to 62.1% for the same period in 2015.

IFRS net earnings in the second quarter of fiscal 2016 totaled US$4.0 million, or US$0.07 per diluted share, compared US$0.9 million, or US$0.02 per diluted share, in the same period last year and US$1.8 million, or US$0.03 per diluted share, in the first quarter of 2016. IFRS net earnings in the second quarter of 2016 included US$0.3 million in after-tax amortization of intangible assets, US$0.3 million in stock-based compensation costs and a foreign exchange gain of US$1.1 million. IFRS net earnings totaled US$5.7 million in the first half of fiscal 2016 compared to US$2.4 million in the first half of 2015.

Adjusted EBITDA* totaled US$5.3 million, or 9.9% of sales, in the second quarter of fiscal 2016 compared to US$1.2 million, or 2.3% of sales, in the second quarter of 2015 and US$5.3 million, or 9.6% of sales, in the first quarter of 2016. At the halfway point of fiscal 2016, adjusted EBITDA totaled US$10.6 million, or 9.7% of sales, compared to US$4.4 million, or 4.0% of sales, in the same period in 2015.

EXFO's cash and short-term investments amounted to US$44.4 million at the end of the second quarter of fiscal 2016, compared to US$29.4 million in the previous quarter, mainly due to US$15.3 million in cash flows from operating activities.

"EXFO's first half of fiscal 2016 provides clear evidence that key transformations implemented last year are delivering robust results as reflected by strong bookings growth and book-to-bill ratio, along with significant improvements to our gross margin and adjusted EBITDA," said Germain Lamonde, EXFO's Chairman, President and CEO. "Our growth engine, with significant earnings leverage, is back in place for both our Physical and Protocol product groups which are demonstrating strong market traction. We should also continue to benefit from our leadership in fiber-optic and 100G network testing, driven by surging demand for high-speed optical networking in core, metro, Web 2.0 and data center networks. Considering our solid book-to bill ratio in the first half of 2016 and the fact our second half is typically stronger, we are well positioned to surpass our US$20 million adjusted EBITDA target for the full fiscal year."

Selected Financial Information
(In thousands of US dollars)

	Q2 2016	Q1 2016	Q2 2015

Physical-layer sales	$32,582	$37,477	$33,059
Protocol-layer sales	21,990	18,629	18,531
Foreign exchange losses on forward exchange contracts	(975)	(874)	(600)
Total sales	$53,597	$55,232	$50,990

Physical-layer bookings	$34,873	$38,878	$33,223
Protocol-layer bookings	25,805	20,469	22,027
Foreign exchange losses on forward exchange contracts	(975)	(874)	(600)
Total bookings	$59,703	$58,473	$54,650
Book-to-bill ratio	1.11	1.06	1.07

Gross margin*	$34,693	$35,095	$31,444
	64.7%	63.5%	61.7%

Other selected information:
IFRS net earnings	$3,963	$1,766	$931
Amortization of intangible assets	$286	$300	$1,019
Stock-based compensation costs	$314	$376	$388
Net income tax effect of the above items	$(30)	$(28)	$(53)
Foreign exchange gain	$1,101	$310	$2,987
Adjusted EBITDA*	$5,280	$5,286	$1,158

Operating Expenses
Selling and administrative expenses totaled US$19.6 million, or 36.5% of sales in the second quarter of fiscal 2016 compared to US$20.2 million, or 39.6% of sales, in the same period last year and US$20.3 million, or 36.7% of sales, in the first quarter of 2016.

Net R&D expenses totaled US$10.2 million, or 19.0% of sales, in the second quarter of fiscal 2016 compared to US$10.5 million, or 20.6% of sales, in the second quarter of 2015 and US$9.9 million, or 18.0% of sales, in the first quarter of 2016.

Second-Quarter Highlights
•
Bookings and Sales. Bookings increased 9.2% year-over-year (or approximately 12% on a constant currency basis*) to US$59.7 million in the second quarter of 2016, while sales increased 5.1% (or approximately 8% on a constant currency basis) to US$53.6 million. EXFO's book-to bill ratio reached 1.11 in the second quarter and 1.09 in the first half of fiscal 2016. Bookings were particularly robust within the company's Protocol product line, including 100G optical transport solutions and analytics software. From a geographic standpoint, 49% of sales originated from the Americas, 29% from EMEA and 22% from Asia-Pacific. EXFO's top customer accounted for 6.8% of sales, while the top three represented 13.3%.

•
Profitability. Adjusted EBITDA increased more than 350% year-over-year to US$5.3 million in the second quarter of 2016. At the halfway mark of fiscal 2016, EXFO delivered US$10.6 million in adjusted EBITDA, up 143% year-over-year, placing the company in a good position with regard to its US$20 million annual target. EXFO generated US$15.3 million in cash flows from operating activities in the second quarter of 2016 and US$18.6 million in the first half of the fiscal year.

•
Innovation. EXFO launched five new solutions during the second quarter of 2016 including TestFlow, a revolutionary, cloud-based field test automation solution that allows network operators to automate complex, labor-intensive activities like fiber-to-the antenna (FTTA), distributed antenna system (DAS) and small cell deployments. The company also introduced a whole new family of optical time domain reflectometers (OTDRs), a segment in which it owns 48% of global market share, establishing new industry standards for specifications and time savings in characterizing optical networks. Other new product introductions consist of solutions for data center and enterprise network testing; an industry-first, high-resolution, wavelength-tunable OTDR for single-ended network troubleshooting; and the telecom industry's first G.fast handheld test set for the roll out of ultra-broadband services on copper links. Following the quarter-end, EXFO unveiled its new test strategy and platform for the lab market at the Optical Fiber Conference (OFC) in Anaheim.

Business Outlook
EXFO forecasts sales between US$59.0 million and US$64.0 million for the third quarter of fiscal 2016, while IFRS net earnings are expected to range between US$0.03 and US$0.07 per diluted share. IFRS net earnings include US$0.01 per diluted share in after-tax amortization of intangible assets and stock-based compensation costs as well as US$0.01 per diluted share for foreign exchange losses based on current exchange rates.

This guidance was established by management based on existing backlog as of the date of this press release, seasonality, expected bookings for the remaining of the quarter, as well as exchange rates as of the day of this press release.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review second-quarter results for fiscal 2016. To listen to the conference call and participate in the question period via telephone, dial 1-704-288-0432. Please take note the following conference ID number will be required: 58439462. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CPA, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available two hours after the event until 11:59 p.m. on April 5, 2016. The replay number is 1-855-859-2056 and the conference ID number is 58439462. The audio Webcast and replay of the conference call will also be available on EXFO's Website at www.EXFO.com, under the Investors section.

About EXFO
EXFO provides communications service providers (CSPs) with test orchestration and performance intelligence solutions to ensure the smooth deployment, maintenance and management of next-generation, physical, virtual, fixed and mobile networks. The company has also forged strong relationships with network solution vendors (NSVs) to develop deep expertise that migrates from the lab to the field and beyond. EXFO's key differentiation comes from combining intelligent, automated and cloud-based test and monitoring solutions with real-time analytics to deliver unmatched end-to-end visibility and assurance—from a network, services and end-user level. EXFO is no. 1 in portable optical testing and boasts the largest active service assurance deployment worldwide. For more information, visit www.EXFO.com and follow us on the EXFO Blog.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to timing and nature of customer orders; longer sales cycles for complex systems involving customers' acceptances delaying revenue recognition; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

*NON-IFRS MEASURES

EXFO provides non-IFRS measures (constant currency data, gross margin before depreciation and amortization, and adjusted EBITDA) as supplemental information regarding its operational performance. The company uses these measures for the purpose of evaluating historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the company to plan and forecast for future periods as well as to make operational and strategic decisions. EXFO believes that providing this information, in addition to IFRS measures, allows investors to see the company's results through the eyes of management, and to better understand its historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

Constant currency data represents data before foreign currency impact. Data for the current period is translated using foreign exchange rates of the corresponding period from the preceding year.

Gross margin before depreciation and amortization represents sales less cost of sales, excluding depreciation and amortization.

Adjusted EBITDA represents net earnings before interest, income taxes, depreciation and amortization, stock-based compensation costs and foreign exchange gain.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings, in thousands of US dollars:

Adjusted EBITDA (unaudited)

	Q2 2016	Q1 2016	Q2 2015

IFRS net earnings for the period	$3,963	$1,766	$931

Add (deduct):

Depreciation of property, plant and equipment	924	975	1,256
Amortization of intangible assets	286	300	1,019
Interest and other (income) expenses	(470)	63	(35)
Income taxes	1,364	2,116	586
Stock-based compensation costs	314	376	388
Foreign exchange gain	(1,101)	(310)	(2,987)
Adjusted EBITDA for the period	$5,280	$5,286	$1,158

Adjusted EBITDA in percentage of sales	9.9%	9.6%	2.3%

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Condensed Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at February 29, 2016	As at August 31, 2015
Assets

Current assets
Cash	$43,418	$25,864
Short-term investments	958	1,487
Accounts receivable
Trade	37,289	48,068
Other	2,213	2,384
Income taxes and tax credits recoverable	3,215	3,855
Inventories	33,088	27,951
Prepaid expenses	2,693	2,801
	122,874	112,410

Tax credits recoverable	34,103	35,625
Property, plant and equipment	34,937	35,695
Intangible assets	3,626	4,096
Goodwill	21,255	21,860
Deferred income tax assets	8,300	8,900
Other assets	433	416

	$225,528	$219,002
Liabilities

Current liabilities
Bank loan	$457	$–
Accounts payable and accrued liabilities	34,314	34,126
Provisions	308	427
Income taxes payable	654	779
Deferred revenue	9,326	7,647
	45,059	42,979

Deferred revenue	4,684	2,957
Deferred income tax liabilities	1,977	1,524
Other liabilities	440	791
	52,160	48,251

Shareholders' equity
Share capital (note 5)	87,031	86,045
Contributed surplus	17,286	17,778
Retained earnings	124,662	118,933
Accumulated other comprehensive loss	(55,611)	(52,005)

	173,368	170,751

	$225,528	$219,002

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended February 29, 2016	Six months ended February 29, 2016	Three months ended February 28, 2015	Six months ended February 28, 2015

Sales	$53,597	$108,829	$50,990	$107,714

Cost of sales (1) (note 6)	18,904	39,041	19,546	40,783
Selling and administrative (note 6)	19,565	39,817	20,168	41,200
Net research and development (note 6)	10,162	20,095	10,506	22,164
Depreciation of property, plant and equipment (note 6)	924	1,899	1,256	2,501
Amortization of intangible assets (note 6)	286	586	1,019	2,117
Interest and other income	(470)	(407)	(35)	(252)
Foreign exchange gain	(1,101)	(1,411)	(2,987)	(4,962)
Earnings before income taxes	5,327	9,209	1,517	4,163

Income taxes (note 7)	1,364	3,480	586	1,751

Net earnings for the period	$3,963	$5,729	$931	$2,412

Basic net earnings per share	$0.07	$0.11	$0.02	$0.04

Diluted net earnings per share	$0.07	$0.10	$0.02	$0.04

Basic weighted average number of shares outstanding (000's)	53,927	53,870	59,216	59,775

Diluted weighted average number of shares outstanding (000's) (note 8)	54,615	54,575	59,813	60,396

(1)    The cost of sales is exclusive of depreciation and amortization, shown separately.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Three months ended February 29, 2016	Six months ended February 29, 2016	Three months ended February 28, 2015	Six months ended February 28, 2015

Net earnings for the period	$3,963	$5,729	$931	$2,412
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified subsequently to net earnings
Foreign currency translation adjustment	(2,204)	(4,713)	(18,566)	(30,301)
Items that may be reclassified subsequently to net earnings
Unrealized losses on forward exchange contracts	50	(220)	(2,697)	(4,202)
Reclassification of realized losses on forward exchange contracts in net earnings	839	1,717	338	500
Deferred income tax effect of losses on forward exchange contracts	(242)	(390)	622	995
Other comprehensive loss	(1,557)	(3,606)	(20,303)	(33,008)

Comprehensive income (loss) for the period	$2,406	$2,123	$(19,372)	$(30,596)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Six months ended February 28, 2015
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2014	$111,491	$16,503	$113,635	$(10,259)	$231,370
Redemption of share capital (note 5)	(26,314)	1,211	–	–	(25,103)
Reclassification of stock-based compensation costs (note 5)	1,350	(1,350)	–	–	–
Stock-based compensation costs	–	789	–	–	789
Net earnings for the period	–	–	2,412	–	2,412
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(30,301)	(30,301)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $995	–	–	–	(2,707)	(2,707)

Total comprehensive loss for the period					(30,596)

Balance as at February 28, 2015	$86,527	$17,153	$116,047	$(43,267)	$176,460

	Six months ended February 29, 2016
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2015	$86,045	$17,778	$118,933	$(52,005)	$170,751
Redemption of share capital (note 5)	(244)	57	–	–	(187)
Reclassification of stock-based compensation costs (note 5)	1,230	(1,230)	–	–	–
Stock-based compensation costs	–	681	–	–	681
Net earnings for the period	–	–	5,729	–	5,729
Other comprehensive income (loss)
Foreign currency translation adjustment	–	–	–	(4,713)	(4,713)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $390	–	–	–	1,107	1,107

Total comprehensive income for the period					2,123

Balance as at February 29, 2016	$87,031	$17,286	$124,662	$(55,611)	$173,368

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended February 29, 2016	Six months ended February 29, 2016	Three months ended February 28, 2015	Six months ended February 28, 2015

Cash flows from operating activities
Net earnings for the period	$3,963	$5,729	$931	$2,412
Add (deduct) items not affecting cash
Stock-based compensation costs	314	690	388	788
Depreciation and amortization	1,210	2,485	2,275	4,618
Deferred revenue	2,162	3,673	1,531	504
Deferred income taxes	101	674	(11)	(343)
Changes in foreign exchange gain/loss	(615)	(959)	(1,770)	(2,798)
	7,135	12,292	3,344	5,181
Changes in non-cash operating items
Accounts receivable	11,305	9,281	3,719	(1,317)
Income taxes and tax credits	1,211	933	(1,211)	(1,423)
Inventories	(2,642)	(5,868)	(752)	(1,933)
Prepaid expenses	(20)	34	(165)	(501)
Other assets	10	203	(2)	(1)
Accounts payable, accrued liabilities and provisions	(1,644)	1,731	824	7,660
Other liabilities	(26)	(54)	(13)	(32)
	15,329	18,552	5,744	7,634
Cash flows from investing activities
Additions to short-term investments	‒	(21)	(5,818)	(19,509)
Proceeds from disposal and maturity of short-term investments	501	501	8,300	22,066
Purchases capital assets	(927)	(2,236)	(2,045)	(2,799)
	(426)	(1,756)	437	(242)
Cash flows from financing activities
Bank loan	153	468	‒	‒
Redemption of share capital (note 5)	(186)	(187)	(24,250)	(25,103)
	(33)	281	(24,250)	(25,103)
Effect of foreign exchange rate changes on cash	674	477	(3,795)	(6,053)

Change in cash	15,544	17,554	(21,864)	(23,764)
Cash – Beginning of the period	27,874	25,864	52,221	54,121
Cash – End of the period	$43,418	$43,418	$30,357	$30,357

Supplementary information
Income taxes paid	$508	$1,116	$457	$824
Additions to capital assets	$1,066	$2,375	$2,048	$2,938

As at February 28, 2015 and February 29, 2016, unpaid purchases of capital assets amounted to $495 and $516 respectively.

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

1	Nature of Activities and Incorporation

EXFO Inc. and its subsidiaries (together "EXFO" or the company) design, manufacture and market test, service assurance and network visibility solutions for fixed and mobile network operators, web-scale service providers as well as equipment manufacturers in the global telecommunications industry.

EXFO is a company incorporated under the Canada Business Corporations Act and domiciled in Canada. The address of its headquarters is 400 Godin Avenue, Quebec, Province of Quebec, Canada, G1M 2K2.

These condensed interim consolidated financial statements were authorized for issue by the Board of Directors on March 29, 2016.

2	Basis of Presentation

These condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB) applicable to the preparation of interim financial statements, including IAS 34, "Interim Financial Reporting", and using the same accounting policies and methods used in the preparation of the company's most recent annual consolidated financial statements. Consequently, these condensed interim consolidated financial statements should be read in conjunction with the company's most recent annual consolidated financial statements, which have been prepared in accordance with IFRS as issued by the IASB.

New IFRS Pronouncements Not Yet Adopted

Financial instruments

The final version of IFRS 9, "Financial Instruments", was issued in July 2014 and will replace IAS 39, "Financial Instruments: Recognition and Measurement". IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. Requirements relating to hedge accounting representing a new hedge accounting model have also been added to IFRS 9. The new standard is effective for annual periods beginning on or after January 1, 2018, and must be applied retrospectively. The company has not yet assessed the impact that the new standard will have on its consolidated financial statements.

Revenue from contracts with customers

IFRS 15, "Revenue from Contracts with Customers", was issued in May 2014. The objective of this new standard is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability. This new standard contains principles that an entity will apply to determine the measurement of revenue, and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. This new standard is effective for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The company has not yet assessed the impact that the new standard will have on its consolidated financial statements or whether or not to early adopt the new standard.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Leases

IFRS 16, "Leases", was issued in January 2016. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e., the customer (lessee) and the supplier (lessor). IFRS 16 will supersede IAS 17, "Leases", and related Interpretations. This new standard is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15, "Revenue from Contracts with Customers", is also applied. The company has not yet assessed the impact that the new standard will have on its consolidated financial statements.

3	Restructuring Charges

In the fourth quarter of the year ended August 31, 2015, the company implemented a restructuring plan to align its cost structure to the challenging market conditions. This plan resulted in severance expenses of $1,637,000 recorded in fiscal 2015. These expenses were fully paid during the three months ended November 30, 2015.

4	Financial Instruments

Fair Value of Financial Instruments

The company classifies its derivative and non-derivative financial assets and liabilities measured at fair value using the fair value hierarchy as follows:

Level 1:	Quoted prices (unadjusted) in active market for identical assets or liabilities;

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset and liability, either directly or indirectly;

Level 3:	Unobservable inputs for the asset or liability.

The company's short-term investments and forward exchange contracts are measured at fair value at each balance sheet date. The company's short-term investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. The company's forward exchange contracts are classified within Level 2 of the fair value hierarchy because they are valued using quoted prices and forward exchange rates at the balance sheet dates.

The fair value of forward exchange contracts represents the amount at which they could be settled based on estimated current market rates.

The fair value of derivative and non-derivative financial assets and liabilities measured at fair value by level of fair value hierarchy, is as follows:

	As at February 29, 2016		As at August 31, 2015
	Level 1	Level 2	Level 1	Level 2
Financial assets
Short-term investments	$958	$–	$1,487	$–
Forward exchange contracts	$–	$405	$–	$–

Financial Liabilities
Forward exchange contracts	$–	$2,942	$–	$4,154

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Derivative Financial Instruments

The functional currency of the company is the Canadian dollar. The company is exposed to currency risk as a result of its export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. This risk is partially hedged by forward exchange contracts and certain cost of sales and operating expenses (US dollars and euros). In addition, the company is exposed to currency risk as a result of its research and development activities in India (Indian rupees). This risk is partially hedged by forward exchange contracts. The company's forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at February 29, 2016, the company held contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

March 2016 to August 2016	$12,600	1.1976
September 2016 to August 2017	19,800	1.2779
September 2017 to August 2018	9,300	1.3402
September 2018 to December 2018	1,900	1.3639
Total	$43,600	1.2717

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

March 2016 to August 2016	$3,100	67.92
September 2016 to February 2017	1,400	71.12
Total	$4,500	68.91

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $4,154,000 as at August 31, 2015, and $2,537,000 as at February 29, 2016.

As at February 29, 2016, forward exchange contracts in the amount of $177,000 are presented as current assets in other accounts receivable, forward exchange contracts in the amount of $228,000 are presented as long-term assets in other long-term assets, forward exchange contracts in the amount of $2,541,000 are presented as current liabilities in accounts payable and accrued liabilities, and forward exchange contracts of $401,000 are presented as long-term liabilities in other long-term liabilities in the balance sheet. Forward exchange contracts of $574,000 included in accounts payable and accrued liabilities, for which related hedged sales are recognized, are recorded in the consolidated statement of earnings; otherwise, other forward exchange contracts are not yet recorded in the consolidated statement of earnings and are recorded in other comprehensive income.

Based on the portfolio of forward exchange contracts as at February 29, 2016, the company estimates that the portion of the net unrealized losses on these contracts as of that date, which will be realized and reclassified from accumulated other comprehensive income to net earnings over the next 12 months, amounts to $1,790,000.

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

During the three and six months ended February 28, 2015 and February 29, 2016, the company recognized within its sales the following foreign exchange losses on forward exchange contracts:
	Three months ended February 29, 2016	Six months ended February 29, 2016	Three months ended February 28, 2015	Six months ended February 28, 2015

Losses on forward exchange contracts	$975	$1,849	$600	$892

5	Share Capital

The following tables summarize changes in share capital for the six months ended February 28, 2015 and February 29, 2016.

	Six months ended February 28, 2015
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total Amount

Balance as at September 1, 2014	31,643,000	$1	28,703,750	$111,490	$111,491
Redemption of restricted share units	−	−	115,669	−	−
Redemption of share capital	−	−	(236,486)	(919)	(919)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	443	443
Balance as at November 30, 2014	31,643,000	1	28,582,933	111,014	111,015
Redemption of restricted share units	−	−	107,099	−	−
Redemption of deferred share units	−	−	48,697	−	−
Redemption of share capital	−	−	(6,521,739)	(25,395)	(25,395)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	–	–	–	907	907

Balance as at February 28, 2015	31,643,000	$1	22,216,990	$86,526	$86,527

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

	Six months ended February 29, 2016
	Multiple voting shares		Subordinate voting shares
	Number	Amount	Number	Amount	Total amount

Balance as at September 1, 2015	31,643,000	$1	22,092,034	$86,044	$86,045
Redemption of restricted share units	−	−	155,784	−	−
Redemption of deferred share units	−	−	653	−	−
Redemption of share capital	−	−	(200)	(1)	(1)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	723	723
Balance as at November 30, 2015	31,643,000	1	22,248,271	86,766	86,767
Redemption of restricted share units	−	−	119,973	−	−
Redemption of share capital	−	−	(62,442)	(243)	(243)
Reclassification of stock-based compensation costs to share capital upon exercise of stock awards	−	−	−	507	507

Balance as at February 29, 2016	31,643,000	$1	22,305,802	$87,030	$87,031

6	Statements of Earnings

Net research and development expenses comprise the following:

	Three months ended February 29, 2016	Six months ended February 29, 2016	Three months ended February 28, 2015	Six months ended February 28, 2015

Gross research and development expenses	$11,472	$22,751	$12,176	$25,485
Research and development tax credits and grants	(1,310)	(2,656)	(1,670)	(3,321)
Net research and development expenses for the period	$10,162	$20,095	$10,506	$22,164

Inventory write-down is as follows:

	Three months ended February 29, 2016	Six months ended February 29, 2016	Three months ended February 28, 2015	Six months ended February 28, 2015

Inventory write-down for the period	$609	$1,456	$1,046	$1,979

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Depreciation and amortization expenses by functional area are as follows:

	Three months ended February 29, 2016	Six months ended February 29, 2016	Three months ended February 28, 2015	Six months ended February 28, 2015

Cost of sales
Depreciation of property, plant and equipment	$312	$635	$374	$769
Amortization of intangible assets	168	345	441	1,112
	480	980	815	1,881

Selling and administrative expenses
Depreciation of property, plant and equipment	114	260	135	277
Amortization of intangible assets	18	36	338	702
	132	296	473	979

Net research and development expenses
Depreciation of property, plant and equipment	498	1,004	747	1,455
Amortization of intangible assets	100	205	240	303
	598	1,209	987	1,758

	$1,210	$2,485	$2,275	$4,618

Depreciation of property, plant and equipment	$924	$1,899	$1,256	$2,501
Amortization of intangible assets	286	586	1,019	2,117

Total depreciation and amortization expenses for the period	$1,210	$2,485	$2,275	$4,618

Employee compensation comprises the following:

	Three months ended February 29, 2016	Six months ended February 29, 2016	Three months ended February 28, 2015	Six months ended February 28, 2015

Salaries and benefits	$27,794	$54,758	$29,097	$59,307
Stock-based compensation costs	314	690	388	788

Total employee compensation for the period	$28,108	$55,448	$29,485	$60,095

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

Stock-based compensation costs by functional area are as follows:

	Three months ended February 29, 2016	Six months ended February 29, 2016	Three months ended February 28, 2015	Six months ended February 28, 2015

Cost of sales	$24	$55	$38	$83
Selling and administrative expenses	224	490	260	523
Net research and development expenses	66	145	90	182

Total stock-based compensation for the period	$314	$690	$388	$788

7	Income Taxes

For the three and six months ended February 28, 2015 and February 29, 2016, the reconciliation of the income tax provision calculated using the combined Canadian federal and provincial statutory income tax rate with the income tax provision in the financial statements is as follows:

	Three months ended February 29, 2016	Six months ended February 29, 2016	Three months ended February 28, 2015	Six months ended February 28, 2015

Income tax provision (recovery) at combined Canadian federal and provincial statutory tax rate (27%)	$1,438	$2,486	$410	$1,124

Increase (decrease) due to:
Foreign income taxed at different rates	(242)	(400)	582	577
Non-taxable (income)/loss	(274)	(70)	243	1,074
Non-deductible expenses	145	315	172	374
Foreign exchange effect of translation of foreign subsidiaries in the functional currency	251	101	(2,126)	(3,119)
Utilization of previously unrecognized deferred income tax assets	(32)	(32)	(80)	(80)
Unrecognized deferred income tax assets on temporary deductible differences and unused tax losses	330	1,342	1,379	1,983
Other	(252)	(262)	6	(182)

Income tax provision for the period	$1,364	$3,480	$586	$1,751

EXFO Inc.
Notes to Condensed Unaudited Interim Consolidated Financial Statements

(tabular amounts in thousands of US dollars, except share and per share data and as otherwise noted)

The income tax provision consists of the following:
	Three months ended February 29, 2016	Six months ended February 29, 2016	Three months ended February 28, 2015	Six months ended February 28, 2015

Current	$1,263	$2,806	$597	$2,094
Deferred	101	674	(11)	(343)

	$1,364	$3,480	$586	$1,751

8	Earnings per Share

The following table summarizes the reconciliation of the basic weighted average number of shares outstanding and the diluted weighted average number of shares outstanding:

	Three months ended February 29, 2016	Six months ended February 29, 2016	Three months ended February 28, 2015	Six months ended February 28, 2015

Basic weighted average number of shares outstanding (000's)	53,927	53,870	59,216	59,775
Plus dilutive effect of (000's):
Restricted share units	563	585	492	510
Deferred share units	125	120	105	111

Diluted weighted average number of shares outstanding (000's)	54,615	54,575	59,813	60,396
Stock awards excluded from the calculation of diluted weighted average number of shares because their exercise price was greater than the average market price of the common shares (000's)	244	152	67	88

Management's Discussion and Analysis of Financial Condition
and Results of Operations

This discussion and analysis contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test, service assurance and network visibility markets and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to the timing and nature of customer orders; delay in revenue recognition due to longer sales cycles for complex systems involving customers' acceptance; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document. This discussion and analysis should be read in conjunction with the consolidated financial statements.

The following discussion and analysis of financial condition and results of operations is dated March 29, 2016.

All dollar amounts are expressed in US dollars, except as otherwise noted.

COMPANY OVERVIEW AND RECENT DEVELOPMENTS

We provide communications service providers (CSPs) with test orchestration and performance intelligence solutions to ensure the smooth deployment, maintenance and management of next-generation, physical, virtual, fixed and mobile networks. We have also forged strong relationships with network solution vendors (NSVs) to develop deep expertise that migrates from the lab to the field and beyond. Our key differentiation comes from combining intelligent, automated and cloud-based test and monitoring solutions with real-time analytics to deliver unmatched end-to-end visibility and assurance—from a network, services and end-user level.

We launched five new solutions in the second quarter of fiscal 2016 including TestFlow, a cloud-based field test automation solution that allows network operators to automate complex, labor-intensive activities like fiber-to-the antenna (FTTA), distributed antenna system (DAS) and small cell deployments. We also introduced a whole new family of optical time domain reflectometers (OTDRs), establishing new industry standards for specifications and time savings in characterizing optical networks. Other new product introductions consist of solutions for data center and enterprise network testing; an industry-first, high-resolution, wavelength-tunable OTDR for single-ended network troubleshooting; and the telecom industry's first G.fast handheld test set for the roll out of ultra-broadband services on copper links. Following the quarter-end, we unveiled our new test strategy and platform for the lab market.

Our sales increased 5.1% to $53.6 million in the second quarter of fiscal 2016 compared to $51.0 million for the same period last year, despite a significant headwind from a stronger US dollar versus other currencies. In constant currency, our sales would have increased about 8% year-over-year in the second quarter of fiscal 2016. Bookings increased 9.2% to $59.7 million in the second quarter of fiscal 2016, for a book-to-bill ratio of 1.11, from $54.7 million for the same period last year, despite a stronger US dollar versus other currencies.

Net earnings amounted to $4.0 million, or $0.07 per diluted share, in the second quarter of fiscal 2016, compared to $931,000, or $0.02 per diluted share, for the same period last year. Net earnings for the second quarter of fiscal 2016 included $0.3 million in after-tax amortization of intangible assets, $0.3 million in stock-based compensation costs and a foreign exchange gain of $1.1 million. For the same period last year, net earnings included $1.0 million in after-tax amortization of intangible assets, $0.4 million in stock-based compensation costs and a foreign exchange gain of $3.0 million.

Adjusted EBITDA (net earnings before interest, income taxes, depreciation and amortization, stock-based compensation costs and foreign exchange gain) reached $5.3 million, or 9.9% of sales, in the second quarter of fiscal 2016, compared to $1.2 million, or 2.3% of sales for the same period last year. See page 34 in this document for a complete reconciliation of adjusted EBITDA to IFRS net earnings.

RESULTS OF OPERATIONS
(in thousands of US dollars, except per share data, and as a percentage of sales for the periods indicated)

	Three months ended February 29, 2016	Three months ended February 28, 2015	Six months ended February 29, 2016	Six months ended February 28, 2015

Sales	$53,597	$50,990	$108,829	$107,714

Cost of sales (1)	18,904	19,546	39,041	40,783
Selling and administrative	19,565	20,168	39,817	41,200
Net research and development	10,162	10,506	20,095	22,164
Depreciation of property, plant and equipment	924	1,256	1,899	2,501
Amortization of intangible assets	286	1,019	586	2,117
Interest and other income	(470)	(35)	(407)	(252)
Foreign exchange gain	(1,101)	(2,987)	(1,411)	(4,962)
			9,209
Earnings before income taxes	5,327	1,517		4,163

Income taxes	1,364	586	3,480	1,751

Net earnings for the period	$3,963	$931	$5,729	$2,412

Basic net earnings per share	$0.07	$0.02	$0.11	$0.04
Diluted net earnings per share	$0.07	$0.02	$0.10	$0.04

Other selected information:

Gross margin before depreciation and amortization (2)	$34,693	$31,444	$69,788	$66,931

Research and development:
Gross research and development	$11,472	$12,176	$22,751	$25,485
Net research and development	$10,162	$10,506	$20,095	$22,164

Adjusted EBITDA (2)	$5,280	$1,158	$10,566	$4,355

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 34 for non-IFRS measures.

	Three months ended February 29, 2016	Three months ended February 28, 2015	Six months ended February 29, 2016	Six months ended February 28, 2015

Sales	100.0%	100.0%	100.0%	100.0%

Cost of sales (1)	35.3	38.3	35.9	37.9
Selling and administrative	36.5	39.6	36.6	38.2
Net research and development	19.0	20.6	18.5	20.6
Depreciation of property, plant and equipment	1.7	2.5	1.7	2.3
Amortization of intangible assets	0.5	2.0	0.5	2.0
Interest and other income	(0.9)	(0.1)	(0.4)	(0.2)
Foreign exchange gain	(2.0)	(5.9)	(1.3)	(4.6)

Earnings before income taxes	9.9	3.0	8.5	3.8

Income taxes	2.5	1.2	3.2	1.6

Net earnings for the period	7.4%	1.8%	5.3%	2.2%

Other selected information:

Gross margin before depreciation and amortization (2)	64.7%	61.7%	64.1%	62.1%

Research and development:
Gross research and development	21.4%	23.9%	20.9%	23.7%
Net research and development	19.0%	20.6%	18.5%	20.6%

Adjusted EBITDA (2)	9.9%	2.3%	9.7%	4.0%
(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Refer to page 34 for non-IFRS measures.

RESULTS OF OPERATIONS

SALES AND BOOKINGS

The following tables summarize sales and bookings by product line in thousands of US dollars:

Sales

	Three months ended February 29, 2016	Three months ended February 28, 2015	Six months ended February 29, 2016	Six months ended February 28, 2015

Physical-layer product line	$32,582	$33,059	$70,059	$70,907
Protocol-layer product line	21,990	18,531	40,619	37,699
	54,572	51,590	110,678	108,606
Foreign exchange losses on forward exchange contracts	(975)	(600)	(1,849)	(892)
Total sales	$53,597	$50,990	$108,829	$107,714

Bookings

	Three months ended February 29, 2016	Three months ended February 28, 2015	Six months ended February 29, 2016	Six months ended February 28, 2015

Physical-layer product line	$34,874	$33,223	$73,752	$70,617
Protocol-layer product line	25,804	22,027	46,273	39,169
	60,678	55,250	120,025	109,786
Foreign exchange losses on forward exchange contracts	(975)	(600)	(1,849)	(892)
Total bookings	$59,703	$54,650	$118,176	$108,894

For the three months ended February 29, 2016, our sales increased 5.1% to $53.6 million, from $51.0 million for the same period last year, while our bookings increased 9.2% to $59.7 million, from $54.7 million for the same period last year, for a book-to-bill ratio of 1.11.

For the six months ended February 29, 2016, our sales increased 1.0% to $108.8 million, from $107.7 million for the same period last year, while our bookings increased 8.5% to $118.2 million, from $108.9 million for the same period last year, for a book-to-bill ratio of 1.09.

Sales

Despite strong sales results in the second quarter and the first half of fiscal 2016, we faced a significant headwind from a stronger US dollar compared to the respective periods last year. Given that we generate a portion of our revenue in Canadian dollars (Americas) and in euros (Europe, Middle East and Africa (EMEA)) but report our results in US dollars, it had a negative impact on our total sales and bookings year-over-year, as the US dollar increased against these currencies. In fact, in the second quarter of fiscal 2016, excluding the negative currency impact, our total sales would have increased approximately 8% year-over-year and our total bookings would have increased by approximately 12% year-over-year. For the first half of fiscal 2016, our total sales would have increased approximately 5% and our total bookings would have increased by approximately 12% year-over-year.

In the second quarter and the first half of fiscal 2016, the year-over-year increase in sales comes from our Protocol-layer product line, which delivered a robust year-over-year increase in sales, despite the negative currency impact. Namely, in the second quarter and the first half of fiscal 2016, we reported year-over-year sales increases for our transport and Datacom (T&D) products, based on our new unified software architecture for 10G and 100G solutions. In addition, during the second quarter of 2016, we received and shipped a $1.7 million order for our new analytics solution EXFO Xtract to a Tier-1 network operator.

On the other hand, in the second quarter and the first half of fiscal 2016, sales of our Physical-layer product line slightly decreased year-over-year, due to the negative currency impact. Excluding the negative currency impact, this product line's sales would have slightly increased year-over-year.

Bookings

In the second quarter and the first half of fiscal 2016, we delivered robust year-over-year increases in bookings for our Protocol-layer product line, and notable increases in bookings for our Physical-layer product line, despite the negative currency impact. The year-over-year increase in bookings was manifested through heightened penetration of mobile network operators for their fronthaul and backhaul networks, increased traction with fixed network operators for their 100G long-haul and metro links and growing business with web-scale operators for their data center interconnects. In addition, in the second quarter of 2016, we received significant orders from two network operators in the Americas for our EXFO Xtract solution, which resulted in increased bookings for our Protocol-layer product line year-over-year.

In the second quarter of fiscal 2016, we reported significant increase in bookings in the EMEA and Asia-Pacific regions for both product lines, following a modest year-over-year growth in these regions in the first quarter of 2016. Overall, for the first half of fiscal 2016, we delivered robust year-over-year growth in bookings in these two regions.

In the second quarter of fiscal 2016, we continued to make good progress in bookings in the Americas, mainly for our Physical-layer product line, and to a lesser extent for our Protocol-layer product line, compared to the same period last year, resulting in robust increase in bookings in this area for the first half of 2016.

We delivered book-to-bill ratios of 1.11 and 1.09 for the second quarter and the first half of fiscal 2016 respectively, reflecting the fact that we are becoming increasingly solution-centric, with some system orders not being yet recognized in sales, and the majority of our maintenance contracts are renewed in the first half of our fiscal year. As we gradually evolve from a supplier of dedicated test instruments to a supplier of end-to-end solutions, our quarterly sales and bookings are increasingly subject to quarterly fluctuations, as we are managing more complex, multi-million dollar deals that have prolonged sales and revenue recognition cycles related to our Protocol-layer products.

Sales by geographic region

The following table summarizes sales by geographic region:

	Three months ended February 29, 2016	Three months ended February 28, 2015	Six months ended February 29, 2016	Six months ended February 28, 2015

Americas	49%	53%	52%	51%
EMEA	29	25	27	28
Asia-Pacific	22	22	21	21

	100%	100%	100%	100%

Customer concentration

We sell our products to a broad range of customers, including network service providers, network equipment manufacturers, wireless operators and cable TV operators. In the second quarters of fiscal 2015 and 2016, no customer accounted for more than 10% of our sales, and our top three customers accounted for 15.2% and 13.3% of sales respectively. In the first halves of fiscal 2015 and 2016, no customer accounted for more than 10% of our sales, and our top three customers accounted for 12.2% and 14.6% of our sales respectively.

GROSS MARGIN BEFORE DEPRECIATION AND AMORTIZATION (non-IFRS measure — refer to page 34 of this document)

Gross margin before depreciation and amortization (gross margin) increased 3.0% to 64.7% of sales for the three months ended February 29, 2016, compared to 61.7% for the same period last year.

Gross margin reached 64.1% of sales for the six months ended February 29, 2016, which represents an increase of 2.0% compared to 62.1% for the same period last year.

In the second quarter and the first half of fiscal 2016, our gross margin was favorably affected by product mix. In fact, the year-over-year increase in sales for both periods comes from our protocol-layer product line, which delivers higher margins compared to our physical-layer product line, due to their richer software content. As previously mentioned, in the second quarter of 2016, we recognized a large order with a Tier-1 network operator for our EXFO Xtract software analytics solution, which had a positive impact on our gross margin during the second quarter and the first half of fiscal 2016.

In addition, in the second quarter and the first half of fiscal 2016, we recorded lower inventory write-off compared to the same periods last year, which contributed to increase our gross margin by 0.8% and 0.5% respectively year-over-year.

Finally, in the second quarter and the first half of fiscal 2016, a stronger US dollar compared to other currencies reduced our manufacturing costs and had a positive impact on our gross margin year-over-year.

However, in the second quarter and the first half of fiscal 2016, we recorded in our sales foreign exchange losses on our forward exchange contracts of $975,000 and $1.8 million respectively, compared to $600,000 and $892,000 respectively for the same periods last year, which contributed to decrease our gross margin by 0.3% for both periods year-over-year.

SELLING AND ADMINISTRATIVE EXPENSES

For the three months ended February 29, 2016, selling and administrative expenses were $19.6 million, or 36.5% of sales, compared to $20.2 million, or 39.6% of sales for the same period last year.

For the six months ended February 29, 2016, selling and administrative expenses were $39.8 million, or 36.6% of sales, compared to $41.2 million, or 38.2% of sales for the same period last year.

In the second quarter of and the first half of fiscal 2016, our selling and administrative expenses decreased due to the increase in the average value of the US dollar compared to the Canadian dollar and the euro year-over-year, as a portion of our selling and administrative expenses are incurred in these latter two currencies and we report our results in US dollars, and the positive impact of our latest restructuring plan, which more than offset inflation, salary increases, and increased commission expenses on increased sales.

RESEARCH AND DEVELOPMENT EXPENSES

Gross research and development expenses

For the three months ended February 29, 2016, gross research and development expenses totaled $11.5 million, or 21.4% of sales, compared to $12.2 million, or 23.9% of sales for the same period last year.

For the six months ended February 29, 2016, gross research and development expenses totaled $22.8 million, or 20.9% of sales, compared to $25.5 million, or 23.7% of sales for the same period last year.

In the second quarter and the first half of fiscal 2016, the year-over-year increase in the average value of the US dollar, compared to the Canadian dollar and the euro had a positive impact on our gross research and development expenses as a large portion of these expenses are incurred in these latter two currencies and we report our results in US dollars. In addition, in the second quarter and the first half of fiscal 2016, our gross research and development expenses decreased as a result of our latest restructuring plan.

However, these positive impacts year-over-year were offset in part by inflation, salary increases, as well as a shift in the mix and timing of research and development projects, compared to the same periods last year.

Tax credits and grants

We are entitled to tax credits from the Canadian federal and provincial governments for eligible research and development activities conducted in Canada. We are also eligible for grants issued by a Finnish technology organization on certain research and development projects conducted in Finland.

For the three months ended February 29, 2016, tax credits and grants for research and development activities were $1.3 million, or 11.4% of gross research and development expenses, compared to $1.7 million, or 13.7% of gross research and development expenses for the same period last year.

For the six months ended February 29, 2016, tax credits and grants for research and development activities were $2.7 million, or 11.7% of gross research and development expenses, compared to $3.3 million, or 13.0% of gross research and development expenses for the same period last year.

In the second quarter and the first half of fiscal 2016, the year-over-year decrease in our tax credits and grants mainly results from the increase in the average value of the US dollar, compared to the Canadian dollar year-over-year, as our tax credits are denominated in Canadian dollars and we report our results in US dollars.

DEPRECIATION OF PROPERTY, PLANT AND EQUIPMENT

For the three months ended February 29, 2016, depreciation of property, plant and equipment amounted to $924,000 compared to $1.3 million for the same period last year.

For the six months ended February 29, 2016, depreciation of property, plant and equipment amounted to $1.9 million compared to $2.5 million for the same period last year.

In the second quarter and the first half of fiscal 2016, the year-over-year increase in the average value of the US dollar, compared to the Canadian dollar had a positive impact on our depreciation expenses as these expenses are incurred in Canadian dollars and we report our results in US dollars.

AMORTIZATION OF INTANGIBLE ASSETS

For the three months ended February 29, 2016, amortization of intangible assets amounted to $286,000 compared to $1.0 million for the same period last year.

For the six months ended February 29, 2016, amortization of intangible assets amounted to $586,000 compared to $2.1 million for the same period last year.

The decrease in our amortization expenses in the second quarter and the first half of fiscal 2016, compared to the same period last years, is mainly due to the fact that core technology related to the acquisition of NetHawk Oyj (acquired in fiscal 2010) became fully amortized in the third quarter of fiscal 2015, and that the average value of the US dollar increased compared to the Canadian dollar year-over-year, as our amortization expenses is incurred in this currency and we report our results in US dollars.

FOREIGN EXCHANGE GAIN

Foreign exchange gains and losses are mainly the result of the translation of operating activities denominated in currencies other than our functional currency, which is the Canadian dollar. A portion of our foreign exchange gains or losses result from the translation of cash balances and deferred income taxes denominated in US dollars. We manage our exposure to currency risk in part with forward exchange contracts. In addition, some of our entities' operating activities are denominated in US dollars, euros and British pounds, which further hedges this risk. However, we remain exposed to a currency risk; namely, any increase in the value of the Canadian dollar, compared to the US dollar, would have a negative impact on our operating results.

For the three months ended February 29, 2016, we recorded a foreign exchange gain of $1.1 million compared to $3.0 million for the same period last year.

For the six months ended February 29, 2016, foreign exchange gain amounted to $1.4 million compared to $5.0 million for the same period last year.

During the second quarter of fiscal 2016, the period-end value of the Canadian dollar decreased versus the US dollar and the euro, compared to the previous quarter, which resulted in a foreign exchange gain of $1.1 million during the quarter. In fact, the period-end value of the Canadian dollar decreased 1.3% versus the US dollar to CA$1.3531 = US$1.00 in the second quarter of fiscal 2016, compared to CA$1.3353 = US$1.00 at the end of the previous quarter, and decreased 4.4% to CA$1.4696 = €1.00 in the second quarter of fiscal 2016, compared to CA$1.4081 = €1.00 at the end of the previous quarter.

During the same period last year, the period-end value of the Canadian dollar significantly decreased versus the US dollar compared to the previous quarter, which resulted in a foreign exchange gain of $3.0 million during that period. The period-end value of the Canadian dollar decreased 8.5% versus the US dollar to CA$1.2503= US$1.00 in the second quarter of fiscal 2015, compared to CA$1.1440 = US$1.00 at the end of the previous quarter.

During the first half of fiscal 2016, the period-end value of the Canadian dollar decreased versus the US dollar, compared to the previous year end, which resulted in a foreign exchange gain of $1.4 million during that period. In fact, the period-end value of the Canadian dollar decreased 2.8% versus the US dollar to CA$1.3531 = US$1.00 in the half of fiscal 2016, compared to CA$1.3157 = US$1.00 at the end of the previous year.

During the same period last year, the period-end value of the Canadian dollar significantly decreased versus the US dollar, compared to the previous year end, which resulted in a foreign exchange gain of $5.0 million during that period. The period-end value of the Canadian dollar decreased 13.2% versus the US dollar to CA$1.2503 = US$1.00 in the first half of fiscal 2015, compared to CA$1.0858 = US$1.00 at the end of the previous year.

Foreign exchange rate fluctuations also flow through the P&L line items as a portion of our sales are dominated in Canadian dollars and euros and a significant portion of cost of sales and our operating items are denominated in Canadian dollars, euros and Indian rupees, and we report our results in US dollars. Consequently, the increase in the average value of the US dollar in the second quarter and the first half of fiscal 2016, compared to Canadian dollar and the euro year-over-year, resulted in a positive impact on our financial results. In fact, the average value of the US dollar in the second quarter of fiscal 2016 increased 13.5% and 7.3% respectively year-over-year, compared to the Canadian dollar and the euro. During the first half of fiscal 2016, it increased 14.4% and 10.1% respectively year-over-year, compared to the Canadian dollar and the euro.

INCOME TAXES

For the three months ended February 29, 2016, we reported income tax expenses of $1.4 million on earnings before income taxes of $5.3 million. For the corresponding period last year, we reported income tax expenses of $586,000 on earnings before income taxes of $1.5 million.

For the six months ended February 29, 2016, we reported income tax expenses of $3.5 million on earnings before income taxes of $9.2 million. For the corresponding period last year, we reported income tax expenses of $1.8 million on earnings before income taxes of $4.2 million.

These distorted tax rates mainly resulted from the fact that we did not recognize deferred income tax assets for some of our subsidiaries at loss and had some non-deductible losses and expenses, such as stock-based compensation costs. However, a significant portion of our foreign exchange gain was created by the translation of financial statements of our foreign subsidiaries in the functional currency, and was therefore non-taxable. Otherwise, our effective tax rate would have been closer to the combined Canadian and provincial statutory tax rate of 27% for both periods.

Please refer to note 7 to our condensed unaudited interim consolidated financial statements for a full reconciliation of our income tax provision.

LIQUIDITY AND CAPITAL RESOURCES

Cash requirements and capital resources

As at February 29, 2016, cash and short-term investments totaled $44.4 million, while our working capital was at $77.8 million. Our cash and short-term investments increased by $15.0 million in the second quarter of fiscal 2016, compared to the previous quarter, mainly due to cash flows from operating activities of $15.3 million.

Our short-term investments consist of debt instruments issued by high-credit quality corporations; therefore, we consider the risk of non-performance of these financial instruments to be limited. These debt instruments are not expected to be affected by a significant liquidity risk. For the purpose of managing our cash position, we have established a cash management policy, which we follow and monitor on a regular basis. Our cash and short-term investments will be used for working capital and other general corporate purposes, potential acquisitions as well as our share repurchase program. As at February 29, 2016, cash balances included an amount of $24.4 million that bears interest at an annual rate of 1.2%

We believe that our cash balances and short-term investments will be sufficient to meet our liquidity and capital requirements for the foreseeable future, including the effect of our normal course issuer bid. In addition to these assets, we have unused available lines of credit totaling $14.6 million for working capital and other general corporate purposes and unused lines of credit of $17.7 million for foreign currency exposure related to forward exchange contracts. However, possible operating losses, additional restructuring costs and/or possible investments in or acquisitions of complementary businesses, products or technologies may require additional financing. There can be no assurance that additional debt or equity financing will be available when required or, if available, that it can be secured on satisfactory terms.

Sources and uses of cash

We finance our operations and meet our capital expenditure requirements mainly through cash flows from operating activities, the use of our cash and short-term investments as well as the issuance of subordinate voting shares.

Operating activities

Cash flows provided by operating activities were $15.3 million for the three months ended February 29, 2016, compared to $5.7 million for the same period last year.

Cash flows provided by operating activities were $18.6 million for the six months ended February 29, 2016, compared to $7.6 million for the same period last year.

Cash flows provided by operating activities in the second quarter of fiscal 2016 were attributable to the net earnings after items not affecting cash of $7.1 million, and the positive net change in non-cash operating items of $8.2 million; this was mainly due to the positive effect on cash of the decrease of $11.3 million in our accounts receivable due to the timing of receipts and sales during the quarter and the $1.2 million decrease in our income tax and tax credits recoverable due to tax credits earned in previous periods recovered during the current quarter. These positive effects on cash were offset in part by the negative effect on cash of the $2.6 million increase in our inventories to meet future demand and the $1.6 million decrease in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the quarter.

Cash flows provided by operating activities in the second quarter of fiscal 2015 were attributable to the net earnings after items not affecting cash of $3.3 million, and the positive net change in non-cash operating items of $2.4 million; this was mainly due to the positive effect on cash of the decrease of $3.7 million in our accounts receivable due to the sequential decrease in sales as well as the timing of receipts and sales during the quarter, and the positive effect on cash of the increase of $824,000 in our accounts payable and accrued liabilities due to timing of purchases and payments during the period. These positive effects on cash were offset in part by the negative effect on cash of the increase of $1.2 million in our income tax and tax credits recoverable due to tax credits earned during the quarter not yet recovered, and the negative effect on cash of the increase of $752,000 in our inventories to meet future demand.

Cash flows provided by operating activities in the first half of fiscal 2016 were attributable to the net earnings after items not affecting cash of $12.3 million, and the positive net change in non-cash operating items of $6.3 million; this was mainly due to the positive effect on cash of the decrease of $9.3 million in our accounts receivable due to the timing of receipts and sales during the period, the $933,000 decrease in our income tax and tax credits recoverable due to tax credits earned in previous periods recovered during the current period, and the $1,7 million increase in our accounts payable, accrued liabilities and provisions due to the timing of purchases and payments during the period. These positive effects on cash were offset in part by the negative effect on cash of the $5.9 million increase in our inventories to meet future demand.

Cash flows provided by operating activities in the first half of fiscal 2015 were attributable to the net earnings after items not affecting cash of $5.2 million, and the positive net change in non-cash operating items of $2.4 million; this was mainly due to the positive effect on cash of the increase of $7.7 million in our accounts payable and accrued liabilities due to timing of purchases and payments during the period. This positive effect on cash was offset in part by the negative effect on cash of the increase of $1.3 million in our accounts receivable due to the timing of receipts and sales during the period, the negative effect on cash of the increase of $1.4 million in our income tax and tax credits recoverable due to tax credits earned during the period not yet recovered, the negative effect on cash of the increase of $1.9 million in our inventories to meet future demand, and the negative effect on cash of the increase of $501,000 in our prepaid expenses due to timing of payments during the period.

Investing activities

Cash flows used by investing activities were $426,000 for the three months ended February 29, 2016, compared to cash flows provided of $437,000 for the same period last year.

Cash flows used by investing activities were $1.8 million for the six months ended February 29, 2016, compared to $242,000 for the same period last year.

In the second quarter of fiscal 2016, we paid $927,000 for the purchase of capital assets, but we disposed of $501,000 worth of short-term investments.

For the corresponding period last year, we disposed (net of acquisitions) of $2.5 million worth of short-term investments, but we paid $2.0 million for the purchase of capital assets.

In the first half of fiscal 2016, we paid $2.2 million for the purchase of capital assets, but we disposed (net of acquisitions) of $480,000 worth of short-term investments.

For the corresponding period last year, we paid $2.8 million for the purchase of capital assets, but we disposed (net of acquisitions) of $2.6 million worth of short-term investments.

Financing activities

Cash flows used by financing activities were $33,000 for the three months ended February 29, 2016, compared to $24.3 million for the same period last year.

Cash flows provided by financing activities were $281,000 for the six months ended February 29, 2016, compared to cash flows used of $25.1 million for the same period last year.

In the second quarter of fiscal 2016, we redeemed share capital under our share repurchase program for a cash consideration of $186,000, but our bank loan increased $153,000.

For the corresponding period last year, we redeemed share capital under our substantial issuer bid program for a cash consideration of $24.3 million.

In the first half of fiscal 2016, our bank loan increased $468,000, but we redeemed share capital under our share repurchase program for a cash consideration of $187,000.

For the corresponding period last year, we redeemed share capital under our share repurchase programs (namely our substantial issuer bid) for a cash consideration of $25.1 million.

FORWARD EXCHANGE CONTRACTS

We are exposed to a currency risk as a result of our export sales of products manufactured in Canada, China and Finland, the majority of which are denominated in US dollars and euros. In addition, we are exposed to a currency risk as a result of our research and development activities in India (Indian rupees). These risks are partially hedged by forward exchange contracts. Forward exchange contracts, which are designated as cash flow hedging instruments, qualify for hedge accounting.

As at February 29, 2016, we held forward exchange contracts to sell US dollars for Canadian dollars and Indian rupees at various forward rates, which are summarized as follows:

US dollars – Canadian dollars

Expiry dates	Contractual amounts	Weighted average contractual forward rates

March 2016 to August 2016	$12,600,000	1.1976
September 2016 to August 2017	19,800,000	1.2779
September 2017 to August 2018	9,300,000	1.3402
September 2018 to December 2018	1,900,000	1.3639
Total	$43,600,000	1.2717

US dollars – Indian rupees

Expiry dates	Contractual amounts	Weighted average contractual forward rates

March 2016 to August 2016	$3,100,000	67.92
September 2016 to February 2017	1,400,000	71.12
	$4,500,000	68.91

The carrying amount of forward exchange contracts is equal to fair value, which is based on the amount at which they could be settled based on estimated current market rates. The fair value of forward exchange contracts amounted to net losses of $4.2 million as at August 31, 2015 and $2.5 million as at February 29, 2016, mainly for our US/Canadian dollars forward exchange contracts. The quarter-end exchange rate was CA$1.3531 = US$1.00 as at February 29, 2016.

SHARE CAPITAL

As at March 29, 2016, EXFO had 31,643,000 multiple voting shares outstanding, entitling to 10 votes each and 22,305,802 subordinate voting shares outstanding. The multiple voting shares and the subordinate voting shares are unlimited as to number and without par value.

OFF-BALANCE SHEET ARRANGEMENTS

As at February 29, 2016, our off-balance sheet arrangements consisted of letters of guarantee amounting to $605,000 for our own selling and purchasing requirements, which were reserved from our lines of credit; these letters of guarantee expire at various dates through fiscal 2020.

STRUCTURED ENTITIES

As at February 29, 2016, we did not have interests in any structured entities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

For a description of the critical accounting policies, judgments in applying accounting policies as well as estimates and assumptions used in the preparation of our consolidated financial statements, refer to our Annual Report on Form 20-F for the year ended August 31, 2015, filed with the U.S. Securities and Exchange Commission and the Canadian securities commissions.

NEW IFRS PRONOUNCEMENTS

Refer to note 2 to our condensed unaudited interim consolidated financial statements for the three and six months ended February 29, 2016 and to our consolidated financial statements for the year ended August 31, 2015, for the effect of certain recent accounting pronouncements on our consolidated financial statements.

RISKS AND UNCERTAINTIES

For the first half of fiscal 2016, there have been no material changes from the risk factors disclosed in our Annual Report on Form 20-F for the year ended August 31, 2015.

NON-IFRS MEASURES

We provide non-IFRS measures (constant currency data, gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding our operational performance. We use these measures for the purpose of evaluating our historical and prospective financial performance, as well as our performance relative to our competitors. These measures also help us plan and forecast future periods as well as make operational and strategic decisions. We believe that providing this information to our investors, in addition to the IFRS measures, allows them to see the company's results through the eyes of management, and to better understand our historical and future financial performance.

The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

Constant currency data represents data before foreign currency impact. Data for the current period is translated using foreign exchange rates of the corresponding period from the preceding year.

Gross margin before depreciation and amortization represents sales, less cost of sales, excluding depreciation and amortization.

Adjusted EBITDA represents net earnings before interest, income taxes, depreciation and amortization, stock-based compensation costs and foreign exchange gain.

The following table summarizes the reconciliation of adjusted EBITDA to IFRS net earnings, in thousands of US dollars:

Adjusted EBITDA

	Three months ended February 29, 2016	Three months ended February 28, 2015	Six months ended February 29, 2016	Six months ended February 28, 2015

IFRS net earnings for the period	$3,963	$931	$5,729	$2,412

Add (deduct):

Depreciation of property, plant and equipment	924	1,256	1,899	2,501
Amortization of intangible assets	286	1,019	586	2,117
Interest and other income	(470)	(35)	(407)	(252)
Income taxes	1,364	586	3,480	1,751
Stock-based compensation costs	314	388	690	788
Foreign exchange gain	(1,101)	(2,987)	(1,411)	(4,962)
Adjusted EBITDA for the period	$5,280	$1,158	$10,566	$4,355

Adjusted EBITDA in percentage of sales	9.9%	2.3%	9.7%	4.0%

QUARTERLY SUMMARY FINANCIAL INFORMATION
(tabular amounts in thousands of US dollars, except per share data)

	Quarters ended
	February 29, 2016	November 30, 2015	August 31, 2015	May 31, 2015

Sales	$53,597	$55,232	$56,594	$57,781
Cost of sales (1)	$18,904	$20,137	$21,975	$22,281
Net earnings	$3,963	$1,766	$2,323	$563
Basic and diluted net earnings per share	$0.07	$0.03	$0.04	$0.01

	Quarters ended
	February 28, 2015	November 30, 2014	August 31, 2014	May 31, 2014

Sales	$50,990	$56,724	$59,742	$63,882
Cost of sales (1)	$19,546	$21,237	$22,109	$23,469
Net earnings	$931	$1,481	$1,204	$1,665
Basic and diluted net earnings per share	$0.02	$0.02	$0.02	$0.03

(1)	The cost of sales is exclusive of depreciation and amortization.